Reply Attention of William L. Macdonald
Direct Tel. 604.643.3118
EMail Address wlm@cwilson.com
Our File No. 23417 / D/ljm/651876.1

November 12, 2004

via edgar

Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 20549-0407
Washington, DC 20549
USA

Attention: Office of Small Business

Dear Sirs:

Re: Heartland Oil and Gas Corp. Registration Statement on Form SB-2

On behalf of Heartland Oil and Gas Corp. (the "Company"), we transmit for filing under the Securities Act of 1933, as amended (the "Act"), the Company's Registration Statement on Form SB-2 for the offering of shares of the Company's common stock. Manually executed signature pages have been signed prior to the time of the electronic filing and will be retained by the Company for five years.

We have been informed by the Company that that they have transmitted via wire transfer $6100.00 to the account of the Securities and Exchange Commission at Mellon Bank to be applied to the filing fee. This amount exceeds the actual filing fee of $23.82.

Please note that the Company requests that the Securities and Exchange Commission permit the Company's request for acceleration of the effective date of the Registration Statement be made orally or by facsimile in accordance with Rule 461(a) of Regulation C (the "Rule"). Pursuant to the Rule, please also be advised that the Company is aware of its obligations under the Act.

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If you have any questions regarding the Registration Statement, please contact the undersigned at 604.643.3118.

Yours truly,

CLARK, WILSON

Per: /s/ William L. Macdonald

William L. Macdonald

WLM/

Encl.